SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of June, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT nº 33.700.394/0001 -40

NIRE 35300102771

PUBLICLY-HELD CORPORATION

SUMMARY MINUTES OF BOARD OF DIRECTORS MEETING OF UNIBANCO –UNIÃO DE BANCOS BRASILEIROS S.A. HELD ON JUNE 12TH, 2006.

VENUE AND TIME:	Avenida Eusébio Matoso, No. 891, ground floor, in the City of São Paulo, State of São Paulo, at 9.30 am.

CHAIRMAN:	Pedro Sampaio Malan

QUORUM:	Members of the Board of Directors representing more than half of the elected members.

DELIBERATIONS UNANIMOUSLY APPROVED:

I – Approved the call notice for the Extraordinary Meeting, to be held on next June 29th, 2006, at 04:00 p.m., in order to decide upon the following proposals, approved by this Board on the present date:

1.1. The increase of R$ 3,000,000,000.00 (three billion Reais), to the corporate capital, thereby increasing Unibanco’s overall corporate capital from R$5,000,000,000.00 (five billion Reais) to R$8,000,000,000.00 (eight billion Reais), through the capitalization of all of the funds currently in the Currency Exchange Risk Reserve and R$2,885,732,583.50 (two billion, eight hundred and eighty five million, seven hundred and thirty two thousand, five hundred and eighty three Reais and fifty cents) of the funds currently allocated to the reserve designed to ensure that Unibanco maintains adequate operating margins. Such increase of corporate capital shall be effective by means of the issuance of shares in the proportion of one hundred per cent (100%), which means that each share held entitles its holder to receive one (1) new share of the same type (“Bonificação de Ações”). According to the provisions of 1st paragraph of Article 25 of the Normative Instruction N. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unitary cost that will be ascribed to the shares issued will be disclosed on the date of the Shareholders Meeting.

1.2. In view of a similar proposal to be analyzed by the Board of Directors of Unibanco Holdings S.A. (“Holdings”) on a meeting to be held today for further analyzes by the Extraordinary Shareholders Meeting of Holdings on a meeting to be to be held on June 29th, 2006, it is approved the proposal, in case this proposal is approved by Holdings, that the shareholders who hold Units (share deposit certificate, each one representing one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings) shall receive, for each Unit held, one (1) additional Unit, in account of stock dividend “Bonificação de Ações”.

1.3. Besides, it is approved the proposal that the Global Depositary Shares (“GDSs”), traded in the North American stock market, each of which currently represents five (5) Units, shall represent ten (10) Units, which means that it will not occur the issuance of extra GDSs, just the alteration of the ratio of Units that each GDS represents.

1.4. Given that any decision to approve the stock dividend (“Bonificação de Ações”) by Unibanco must be approved by the Central Bank of Brazil and by the Brazilian Security Exchange Commission, the record date for the purpose of determining the right to receive the new shares will be released after both of these approvals have been obtained. Therefore, until the record date, the existing shares of Unibanco and of Unibanco Holdings will be traded with the right to receive the new shares issued; only after such date the shares shall be negotiated ex-rights to receive the shares issued.

1.5. Considering the above proposals, which will increase the currently number of shares, it is proposed also the increase of the number of shares of the authorized shares in the same number of the shares to be issued by means of this issuance of shares, as will be established by the Extraordinary Shareholders Meeting considering the current number of shares on that date.

1.6. In case such proposals are approved, it is proposed that the caput and the first paragraph of Article Forth of the By-laws would be worded as follows; provided, however, that the number of shares that shall be mentioned in this wording will depend on the amount of shares in the market on the date of the Shareholders’ Meeting:

“Article 4: The capital stock of UNIBANCO is R$ 8,000,000,000.00 (eight billion Reais) divided into [--] ([--]) registered shares, with no par value, of which [--] ([--]) are common shares and [--] ([--]) are preferred shares.

First Paragraph: UNIBANCO may issue, without amendment to these By-laws, up to [--] ([--]) additional common or preferred shares, subject to the following rules:”

2. Approved, also, the call notice for the Extraordinary Meeting, to be held on next June 29th, 2006, at 04:20 p.m., in order to decide upon the following proposals, approved by this Board on the present date:

2.1. In view of the capitalization of the total amount allocated at the Currency Exchange Risk Reserve, as mentioned in the above item 1.1, it is proposed the suppression of such reserve. Therefore, the company will only have a statutory reserve designed to ensure that Unibanco maintains adequate operating margins.

2.2. Considering the above proposal, it is proposed that the reserve designed to ensure that Unibanco maintains adequate operating margins would be constituted by the entire remaining balance after the deductions set forth in the items “a” and “d” of Article 44 of the By-laws, up to one hundred per cent (100%) of the corporate capital, resulting in the modification of the wording of the item “e” of Article 44 of the By-laws.

2.3. The modification of the wording of Article 44 of the By-laws, in order to improve the wording and to adequate it to the current systematic of Law 6.404/76, appointing the dislocation of item “b” of paragraph third of Article 44 to item “d”, resulting the renumeration of the current items “c” and “d” of such paragraph to “b” and “c”.

2.4. In case such proposals are approved, the Article 44 of the By-laws would be worded as follows:

“Article 44: - On the last day of each calendar semester the following financial statements shall be prepared, in accordance with the applicable legal provisions:

a) balance sheet;

b) statement of accumulated losses and profits;

c) income statement for the fiscal year;

d) statement of origin and investment of funds.

First Paragraph: The following shall be deducted from the results of the fiscal year:

a) accumulated losses, if any, in the form set forth at law;

b) the provision for income taxes and the Social Contribution on Net Profit;

c) up to 10% (ten percent) of the result remaining after the deductions referred to in items “a” and “b” of this paragraph, as profit sharing for the Board of Directors and the Board of Officers, in compliance with legal limitations, and in accordance with the Second Paragraph of this article.

Second Paragraph: - The compensation provided in item “c” of the First Paragraph of this article shall be determined and paid to the administrators by decision of the Board of Directors, subject to ratification by the Shareholders Meeting and in accordance with the relevant legal provisions.

Third Paragraph: UNIBANCO’s results, after the deductions referred to in the First Paragraph of this article, comprise the net profit of the fiscal year that, by decision of the Board of Directors, having heard the Audit Board, if in operation, shall be allocated as follows, subject to ratification by the Shareholders Meeting:

a) 5% (five percent) for the creation of a Legal Reserve, which shall not exceed 20% (twenty percent) of the corporate capital;

b) establishment of Reserves for Contingencies, as permitted by law;

c) 35% (thirty-five percent) of the remaining net profit, after constitution of the reserves set forth in the above items “a” and “b” as mandatory dividend;

d) establishment of the Reserves for Unrealized Profits in those fiscal years in which the amount of the mandatory dividends exceeds the effected portion of the fiscal year’s net profit, pursuant to the provisions of Articles 197 and 202, III, of Law no. 6,404, of Dec. 15, 1976, as modified by Law no. 10,303, of Oct. 31, 2001;

e) the balance shall be allocated for a reserve designed to ensure that UNIBANCO maintains adequate operating margin, up to one hundred per cent (100%) of the corporate capital;

f) the eventual remaining balance shall be disposed of in accordance with the resolutions of the Shareholders Meeting, being observed the applicable legal provisions.

Fourth Paragraph: It shall be attributed to each preferred share an amount at least 10% (ten percent) higher than the amount attributed to each common share in the distribution of dividends mentioned in item “c” of Third Paragraph of this Article.

Fifth Paragraph: The payment of dividends which are authorized by the Shareholders Meeting or by the Board of Directors shall occur within sixty (60) days of the date on which they were declared and, in any event, within the same fiscal year in which they are declared.

Sixth Paragraph: The company may declare, by decision of the Board of Directors, after the Audit Board, if in operation, is heard, during the fiscal year and before the subsequent Annual Shareholders Meeting, interim dividends, which may constitute a partial or full advance of the mandatory dividends, to be taken from:

a) profits ascertained in a semiannual balance sheet, and

b) retained profits or Profit Reserves verified in the former annual or semiannual balance sheet.

Seventh Paragraph:- The company may further declare, by decision of the Board of Directors, pursuant to item "e" of Article 16 of the By-laws, to prepare extraordinary balance sheets and distribute dividends in shorter terms, as part of the annual dividend, provided that the total amount of dividends distributed at each semester of the financial year does not exceed the amount of the Capital Reserves.

Eighth Paragraph: For the purpose of calculating the amount of the mandatory dividends to be distributed, any interest distributed to the shareholders shall be considered, up to the limit of the LONG TERM INTEREST RATE (TAXA DE JUROS DE LONGO PRAZO -TJLP), as provided in the Seventh Paragraph of Article 9 of Law no. 9,249 of December 26, 1995, including those paid to the account of profits or reserves mentioned in the Sixth Paragraph of this article.”

2.5. Suppress the position of Executive Vice President Officer. All Officers that have this denomination shall be denominated just Vice President Officers. As a consequence of such modification, the Section II of the Chapter IV of the By-laws would be worded as follows, in case such proposal is approved:

“SECTION II

The Board of Officers

Article 20: The Board of Officers shall comprise a maximum of 150 (one hundred and fifty) members, resident in the Country, shareholders or not, elected by the Board of Directors, with a term of office of 1 (one) year, eligible for reelection, being:

a) 1 (one) President;

b) up to 10 (ten) Vice Presidents;

c) up to 139 (one hundred thirty nine) Executive Officers, Officers and Deputy Officers;

First Paragraph: - The President, the Vice Presidents and the Executive Officers shall compose the Board of Executive Officers

Second Paragraph: - The age limit for holding a position in the Board of Officers shall be sixty (60) years of age. The Board of Directors may extend such limit, according to the nature of the relevant area of work.

Article 21: It is incumbent upon the Board of Executive Officers the management and administration of the company's business. The Board of Executive Officers may carry out all transactions and perform all acts related to UNIBANCO’s objectives, and their responsibilities are:

a) to order the preparation of semiannual balance sheets and propose their approval to the Board of Directors, together with the proposal for the distribution and application of profits, subject to Article 44;

b) to submit to the Board of Directors for approval the Annual Report to the Shareholders and the Financial Statements of each fiscal year, for further presentation to the Shareholders Meeting;

c) to authorize the opening, change of address and closing of branches or facilities, including those abroad;

d) to comply with and ensure compliance with the resolutions of the Shareholders Meeting, of the Board of Directors and with the By-laws;

e) the overseeing, supervision and guidance of the Officers and of the Deputy Officers, as the case may be;

f) to care for the improvement of the members of management, following up on their professional performance and development;

g) investment of resources resulting from tax incentives.

Article 22: It is incumbent upon the President:

I - to guide the management of the social business, supervising the works of the other members of the Board of Executive Officers, in order to assure the full implementation and execution of the policies and guidelines set by the Board of Directors;

II - coordinating the activities of the Vice Presidents, and follow-up their respective performance;

III - reaching decisions within his authority;

IV - reaching decisions with urgent character, within the competence of the Board of Executive Directors, "ad referendum" of such Board.

Article 23: It is incumbent upon the Vice-Presidents:

I – the management and supervision of the areas assigned as set forth in item "j" or in the sole paragraph of the Article 16;

II – the supervision and coordination of the performance of the Executive Officers, Officers and Deputy Officers which are under their direct supervision and the following-up of their respective performance;

III - reaching decisions within his authority;

First Paragraph: In accordance with the policies, directives and parameters established by the Board of Directors, it is jointly incumbent upon the President and the Vice-Presidents, jointly:

I - to approve and change UNIBANCO's administrative structure and internal rules;

II - to submit to the approval of the Board of Directors the results and investment budgets and the respective business plans as well as to implement the decisions taken;

III - to establish operational and administrative limits of authority;

IV - to care for the improvement of the members of management, following up on their professional performance and development.

Second Paragraph The jointly decisions of the President and the Vice-Presidents shall be taken by a majority of votes in the presence of at least half of its elected members. The President shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Article 24: It is incumbent upon the Executive Officers:

I – the management and supervision of the areas which shall be assigned to them by the provisions of sub-item II of Article 23 of this By-laws; and

II – the supervision and coordination of the performance of the Officers and Deputy Officers which are under their direct supervision.

Article 25: It is incumbent upon Officers and Deputy Officers the management and supervision of the areas which shall be assigned to them by the Executive Board of Officers.

Article 26: The replacement of the members of the Board of Officers shall be carried out as follows:

a) in the cases of temporary replacement:

I - the replacement of the President shall be appointed by the Board of Directors, as set forth in item “h” of Article 16;

II - the duties of the Vice Presidents shall be performed by a replacement appointed, from among the elected Executive Officers, by the President;

III - the duties of the Executive Officers shall be performed by a replacement appointed, from among the elected Officers, by the President jointly with the Vice President responsible of the supervision of the Executive Officer replaced, depending on the case.

IV - the duties of the Officers and the Deputy Officers shall be performed by a replacement appointed, from among the elected Officers, by Executive Officer responsible of the supervision of the Officer or of the Deputy Officer replaced, as from the case.

b) in cases of replacement due to a vacancy concerning any of the Officers, the replacement shall be appointed by the Board of Directors, as specified in item “h” of Article 16.

Article 27: The meetings of the Board of Officers shall be called and chaired by the President or by any of the Vice-Presidents, who may jointly appoint to chair it in their stead any member of the Board of Executive Officers.

First Paragraph: The members of the Board of Directors may attend the meetings of the Board of Officers.

Second Paragraph: The decisions of the Board of Executive Officers shall be taken by the majority of votes of the members of the Board of Executive Officers, with the presence of at least half of its members, except with respect to the issues specified in item “c” of Article 21, which may be decided upon with the presence of at least three (3) members. The Chairman of the meeting shall be entitled, in addition to its own vote, to the casting vote in case of a tie.

Article 28: UNIBANCO shall be represented by the members of the Board of Officers as stated in this Article, except as established in item “i” of Article 16.

First Paragraph: The following shall require the joint signatures of two members of the Board of Officers, one of them being necessarily an Executive Officer:

a) acts resulting in the encumbrance or disposal of real property or other assets, the placement of collateral or guarantees, the settlement or waiver of rights, the undertaking of obligations, the execution of agreements, as well as those acts which result in liability for UNIBANCO or release third parties from liabilities towards him;

b) the appointment of attorneys-in-fact, except as provided in item “i” of Article 16.

Second Paragraph: UNIBANCO may be represented severally by any of the members of the Board of Officers, or by an attorney-in-fact with specific powers, in acts related to:

a) receipt of summonses or rendering of personal depositions in court;

b) receipt of subpoenas and delivery of statements out of court;

c)UNIBANCO's participation in auction processes;

d) UNIBANCO'S representation in Shareholders Meetings of Companies in which UNIBANCO holds share participation; and

e) UNIBANCO's representation before public bodies, provided that no assumption of responsibilities or obligations by the Company is implied.

Third Paragraph: The acts mentioned in item “a” of the First Paragraph of this article may also be performed by any member of the Board of Executive Officers jointly with an attorney-in-fact, or jointly by two attorneys-in-fact, provided that the power of attorney specifies the limits and extension of the powers granted as well as the term for the appointment.

Fourth Paragraph: UNIBANCO may appoint attorneys-in-fact to represent it severally as follows:

a) by executing powers of attorney with an "ad judicia" clause, without term, including the powers to perform acts of resignation, waiver, settlement, receipt and acquittal;

b) in acts specifically determined in the applicable power of attorney, except for those mentioned in item "a" of the First Paragraph of this article; and

c) cases in which the attorney-in-fact is a legal entity.”

2.6. It is proposed the consolidation of the By-laws, which, in case it is approved, would have the wording of the Exhibit I to this minute.

3. In the event such proposals are approved by the Extraordinary Meeting to be call, this Board approves at this moment the maintenance of the amounts per share paid on a quarterly basis, in account of interest on capital stock, in the terms established on the Board of Directors Meeting held on April, 18th, 2006.

With no additional proposals to deliberate, the President decided to finish the meeting and to draw up the present document, which was signed by all present members.

São Paulo, June 12th, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 14, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.